FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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TELMEX SHAREHOLDERS' MEETINGS RESOLUTIONS

Mexico City, April 27, 2007. Teléfonos de México, S.A.B. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced that its Class "L" shares Special and Annual Shareholders' Meetings were held today, and approved the following issues:

The Class "L" shares Special Meeting ratified Rafael Kalach Mizrahi and Ricardo Martín Bringas as Directors, and ratified Francisco Medina Chávez and appointed Jorge C. Esteve Recolons as Alternate Directors.

The Annual Shareholders' Meeting approved the following:

  The Chief Executive Officer's report regarding the performance of the Company and its operations for the fiscal year ended December 31, 2006; the financial statements to that date; and the Board of Director's report regarding the main accounting policies and information criteria followed in the preparation of financial information and regarding the operations and activities in which the Board was involved in, pursuant to the Mexican Securities Law (Ley del Mercado de Valores) during fiscal year 2006; the External Auditor's report; the respective reports of the Audit, Corporate Practices and Financial and Planing Committees; the opinion of the Board of Directors regarding the Chief Executive Officer's report; and the report regarding compliance of fiscal obligations were noted.

  The payment of a cash dividend of $0.45 Mexican pesos per outstanding share in four equal payments of $0.1125 Mexican pesos per share, resulting from the net tax profit account. Specifically, for holders of American Depositary Shares, the corresponding record dates will be June 20, 2007, September 19, 2007, December 19, 2007 and March 26, 2008 and the payment dates will be June 28, 2007, September 27, 2007, December 28, 2007 and April 3, 2008, respectively.

  The increase of the amount of funds that can be allocated to purchase the Company's own shares by 15 billion pesos, bringing the established amount to a total of $23,046,597,271 pesos; and ratify the execution that the Company has carried out to repurchase its own shares.

  Ratify the activities of the Board of Directors and the Chief Executive Officer for fiscal year 2006.

  Designate or ratify, as the case may be, of the members of the Board of Directors and the Executive Committee, as well as the respective Presidents of the Corporate Practices Committee and Audit Committee integrated as follows:

BOARD OF DIRECTORS
DIRECTORS	ALTERNATE DIRECTORS
CARLOS SLIM DOMIT.- Co-chairman	PATRICK SLIM DOMIT
JAIME CHICO PARDO.- Chairman	ARTURO ELÍAS AYUB
ANTONIO COSÍO ARIÑO	ANTONIO COSÍO PANDO
ANTONIO DEL VALLE RUIZ
LAURA DIEZ BARROSO DE LAVIADA	EDUARDO TRICIO HARO
AMPARO ESPINOSA RUGARCÍA	ÁNGELES ESPINOSA YGLESIAS
ELMER FRANCO MACÍAS	AGUSTÍN FRANCO MACIAS
ÁNGEL LOSADA MORENO	JAIME ALVERDE GOYA
JUAN ANTONIO PÉREZ SIMÓN.- Vice Chairman	JOSÉ KURI HARFUSH
MARCO ANTONIO SLIM DOMIT	EDUARDO VALDÉS ACRA
HÉCTOR SLIM SEADE	JOSÉ HUMBERTO GUTIÉRREZ OLVERA Z.
FERNANDO SOLANA MORALES
OSCAR VON HAUSKE SOLÍS RAYFORD WILKINS, JR.	JORGE A. CHAPA SALAZAR CARLOS BERNAL VEREA
ERIC BOYER	FEDERICO LAFFAN FANO
LARRY I. BOYLE
RAFAEL KALACH MIZRAHI	FRANCISCO MEDINA CHÁVEZ
RICARDO MARTÍN BRINGAS	JORGE C. ESTEVE RECOLONS

SECRETARY	ASSISTANT SECRETARY
SERGIO MEDINA NORIEGA	RAFAEL ROBLES MIAJA

EXECUTIVE COMMITTEE
DIRECTORS	ALTERNATE DIRECTORS
1.- CARLOS SLIM DOMIT.- President	1.-. MARCO ANTONIO SLIM DOMIT
2.- JUAN ANTONIO PERÉZ SIMÓN	2.-. ANTONIO COSÍO ARIÑO
3.-. JAIME CHICO PARDO	3.- . JOSÉ HUMBERTO GUTIÉRREZ OLVERA Z.
4.- ERIC BOYER	4.- LARRY I. BOYLE.

PRESIDENT OF THE AUDIT COMMITTEE:

ANTONIO DEL VALLE RUIZ.

PRESIDENT OF THE CORPORATE PRACTICES COMMITTEE:

FERNANDO SOLANA MORALES.

6. Pursuant to Article 26 of the Mexican Securities Law (Ley del Mercado de Valores), Independent Board Members were qualified based on the information files held by the Company.

TELMEX is the leading telecommunications Company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2007.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - TELMEX SHAREHOLDERS' MEETINGS RESOLUTIONS